FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  July 20, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: Section 198 Notice dated 20 July 2005




20 July 2005

                           British Energy Group plc


UK COMPANIES ACT 1985 - SECTIONS 198-202 - British Energy Group plc (the "Company")


In accordance with Section 198-202 of the UK Companies Act 1985, the Company has received notification from Deutsche Bank AG that on the basis that the relevant issued share capital of the Company is 561,016,553 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in the shares amounting to 14.41%. The total interest is in 80,819,369 shares registered in the names and in the amounts as set out in the Schedule below.


Held as Principal                                                   No of Shares
Deutsche Bank AG London                                               70,509,878

Held in Customer Portfolios
DWS Provesta                                                           1,430,000
DWS Top 50 Europa                                                      4,000,000
DWS Eurovesta                                                          2,650,000
DWS Europaische Aktien                                                 1,750,000
DWS Polska TFI SA                                                         10,491
DWS SICAV                                                                384,000
DWS Investments Italy SGR SpA                                             85,000

TOTAL                                                                 80,819,369


On 10th June 2005, the Company disclosed that Deutsche Bank AG had a notifiable interest in 75,118,910 shares (13.39%), of which 70,973,910 were held as principal.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 20, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations